[RBC Capital Markets Letterhead]

February 6, 2007

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 “F” Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	U.S. Auto Parts Network, Inc.
Registration Statement on Form S-1
File No. 333-138379

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned, as representatives of the prospective Underwriters, hereby join U.S. Auto Parts Network, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it may be declared effective at 4:30 p.m. E.D.T. on February 8, 2007, or as soon thereafter as practicable.

In accordance with Rule 460 of the Securities Act of 1933, as amended, and in connection with the foregoing, please be advised that the undersigned have effected from January 22, 2007 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated January 22, 2007

4,834 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned confirm that they have complied and will continue to comply, and that they have been informed by participating underwriters and dealers that they have complied and will continue to comply, with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RBC CAPITAL MARKETS CORPORATION
Thomas Weisel Partners LLC
Piper Jaffray & Co.
JMP Securities LLC
As the Representatives of the several Underwriters

By: RBC Capital Markets Corporation

By:	/s/ Timothy Karman
Name:	Timothy Karman
Title:	Director, Head of Internet Banking